Exhibit 99.36

Solaris Reports 105m of 0.60% CuEq and 132m of 0.60% CuEq from Near Surface;
Continued Expansion of Warintza East and Warintza Southeast

July 24, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to report assay results from a series of holes aimed at growing mineral resources at the Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador.  Highlights are listed below, with a corresponding image in Figure 1 and results in Tables 1-2.

Highlights

Warintza East was discovered in July 2021, with eight drill holes included in the Warintza Central Mineral Resource Estimate (“MRE”)¹ in April 2022. Subsequent drilling has significantly expanded the dimensions of the deposit, with drilling targeting further resource growth to the north, northeast, east and southwest.

●	SLSE-27 was collared on the eastern limit of the Warintza East drill grid and drilled vertically to the limit of the KD-200 rig, returning 132m of 0.60% CuEq² from near surface within a broader interval of 246m of 0.55% CuEq², bottoming in mineralization and remaining open at depth

●	SLSE-26 was collared 100m north of SLSE-27 and drilled vertically to the limit of the KD-200 rig, returning 212m of 0.52% CuEq² within a broader interval of 310m of 0.45% CuEq² from surface, ending in mineralization and remaining open at depth

●	Step-out and deeper drilling is planned with two platforms under construction and a further six scheduled to extend the drilling grid to the north, northeast, east, and southwest

Warintza Southeast was discovered in May 2023 as a distinct, higher-grade porphyry center to the south of Warintza East beyond the limit of the MRE and offers potential to add higher-grade mineral resources, with deeper drilling underway and significant step-outs to the southeast planned.

●	These holes follow discovery hole SLSE-28, which returned an open-ended interval of 301m of 0.65% CuEq² in a favourable andesite porphyry host (see press release dated June 1, 2023), and helps establish the geometry of the upper part of the system and vectors for further drilling

●	SLSE-29 was collared east of SLSE-28 and drilled southeast to the limit of the KD-200 rig through a less receptive intermineral diorite porphyry, returning 175m of 0.50% CuEq² within 289m of 0.40% CuEq² from near surface, with the final 105m averaging 0.60% CuEq² and open to depth

●	SLSE-30 was collared west of discovery hole SLSE-28 and drilled southeast to the limit of the KD-200 rig, returning 30m of 0.53% CuEq² from near surface within a broader interval of 275m of 0.48% CuEq², with the final 41m averaging 0.60% CuEq² and remaining open to depth

●	Deeper drilling targeting extensions of higher-grade intervals noted at the end of each hole is underway and two additional platforms are under construction for step-outs 250m and 500m to the southeast where XRF³ values of 0.3% to 0.5% Cu in andesite porphyry were recorded

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Figure 1 – Plan View of Warintza East and Warintza Southeast Drilling Released to Date

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq² (%)
SLSE-30		34	309	275	0.40	0.01	0.05	0.48
Including		34	64	30	0.42	0.02	0.05	0.53
Including		268	309	41	0.51	0.01	0.08	0.60
SLSE-29		20	309	289	0.31	0.02	0.05	0.40
Including	Jul 24, 2023	134	309	175	0.39	0.02	0.05	0.50
Including		204	309	105	0.49	0.02	0.07	0.60
SLSE-27		48	294	246	0.43	0.02	0.07	0.55
Including		50	182	132	0.47	0.02	0.06	0.60
SLSE-26		0	310	310	0.34	0.02	0.05	0.45
Including		24	236	212	0.40	0.02	0.06	0.52
SLSE-28	Jun 1, 2023	8	309	301	0.54	0.02	0.07	0.65
Including		278	309	31	0.68	0.01	0.07	0.76

Notes to table: True widths of the mineralized zone are not known at this time.

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Table 2 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSE-30	801389	9647867	1184	309	150	-80
SLSE-29	801467	9647904	1180	309	150	-80
SLSE-28	801438	9647864	1162	309	0	-90
SLSE-27	801574	9648054	1218	294	0	-90
SLSE-26	801593	9648138	1153	310	0	-90

Notes to table: The coordinates are in WGS84 17S Datum.

Endnotes

1.	Refer to Solaris’ technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.

2.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

3.	X-ray fluorescence (“XRF”) is a non-destructive analytical technique used to determine the elemental composition of materials such as drill core. XRF analyzers determine the chemistry of a sample by measuring the fluorescent (or secondary) X-ray emitted from a sample when it is excited by a primary X-ray source. It should be noted that the results only provide an indication of the amount of copper, molybdenum and gold present. Certified assaying of the core samples is still required to accurately determine the amount of base metal and precious metal mineralization.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. XRF is a non-destructive analytical technique used to determine the elemental composition of materials such as drill core. XRF analyzers determine the chemistry of a sample by measuring the fluorescent (or secondary) X-ray emitted from a sample when it is excited by a primary X-ray source. It should be noted that the results only provide an indication of the amount of copper, molybdenum and gold present. Certified assaying of the core samples is still required to accurately determine the amount of base metal and precious metal mineralization. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

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Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that subsequent drilling at Warintza East has significantly expanded the dimensions of the deposit, with drilling targeting further resource growth to the north, northeast, east and southwest where step-out and deeper drilling is planned with two platforms under construction and a further six in the works to extend the drilling grid to the north, northeast, east, and southwest, Warintza Southeast offers potential to add higher-grade mineral resources with deeper drilling targeting extensions of higher-grade intervals noted at the end of each hole is underway and two additional platforms are under construction for step-outs 250m and 500m to the southeast where XRF values of 0.3% to 0.5% Cu in andesite porphyry were recorded. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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